Penn Security
Bank & Trust Est. 1902
Strength You Can Bank On

Peoples PNB
Neighborhood Bank
Your Bank for Life.

Creating a Leading Community Bank
in Northeast Pennsylvania
October 24, 2013
Filed by Penseco Financial Services Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 of the Securities
Exchange Act of 1934
Commission File No: 000-23777
Subject Company: Penseco Financial Services Corporation

We make statements in this presentation, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Penseco Financial
Services Corporation, Penn Security Bank & Trust Company or its subsidiaries (collectively, the “Company” or “we”) that are considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 (the
“PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,”
“anticipate,” “should,” “planned,” “estimated,” “intend” and “potential”. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the PSLRA.
The Company cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. Such factors include, but are not limited to: prevailing economic and political conditions, particularly in our market area; credit risk associated with our lending activities; changes in interest rates, loan demand, real estate values and competition; changes in accounting principles, policies, and guidelines;
changes in any applicable law, rule, regulation or practice with respect to tax or legal issues; and other economic, competitive, governmental, regulatory and technological factors affecting the Company’s operations, pricing, products and services and other factors that may be described in the Company’s Annual Reports on Form 10-K and Quarterly Reports on
Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) from time to time.
In addition to these risks, acquisitions and business combinations—such as the business combination currently proposed with Peoples Financial Services Corp., present us with risks other than those presented by the nature of the business acquired.  Acquisitions and business combinations may be substantially more expensive to complete than originally anticipated, and the anticipated benefits may be significantly harder—or take longer—to achieve than expected.  As a regulated financial institution, our pursuit of attractive acquisition and business combination opportunities could be negatively impacted by regulatory delays or other regulatory issues.  Regulatory and/or legal issues related to the pre-
acquisition operations of an acquired or combined business may cause reputational harm to the Company following the acquisition or combination, and integration of the acquired or combined business with ours may result in additional future costs arising as a result of those issues.
The forward-looking statements are made as of the date of this presentation, and, except as may be required by applicable law or regulation, the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.
Any pro forma, estimated, or third party numbers in this presentation are used for illustrative or comparative purposes only and may not reflect actual results.

AGENDA
I. Overview of the Merger – Transaction Assumptions
II. Compelling Financial Metrics for Both Sets of Shareholders
III. Financial Impact of the Merger
IV. Strategic Benefits of the Merger
V. Strategic Extension of Banking Franchise
VI. Benefits for Our Region
VII. Time Frame
VIII. A Compelling Combination
IX. Questions and Answers

I.  OVERVIEW OF THE MERGER – TRANSACTION ASSUMPTIONS
Consideration    100% stock
Fixed exchange ratio of 1.3636 shares of Peoples for each share of
Penseco
Pro Forma Ownership 59.2% Penseco/40.8% Peoples
Legal Acquirer Peoples
Accounting Acquirer Penseco
Bank Merger/Name Penn Security to Merge into Peoples Neighborhood
Resulting Bank to be named Peoples Security Bank and Trust Company
Executive Offices Headquarters in Scranton, PA
IT & Deposit Operations in Hallstead, PA
Board Composition Peoples Chairman William E. Aubrey II to be Chairman of the Board
8 Penseco Directors/6 Peoples Directors
Management
Composition
Penseco President & CEO Craig W. Best to be President & CEO
Peoples Scott Seasock to be Chief Financial Officer; other management positions combined from senior management of both banks
Required Approvals Regulatory and shareholder approvals required
Targeted Closing Fourth Quarter of 2013

Expense Savings $7.08 million pre-tax (15% of combined companies expenses)
90% achieved in 2014; 100% achieved by 2015
Merger Related Expenses $8.0 million pre-tax, $5.7 million after-tax
Loan Credit Discount $14.8 million or 3.09% of Peoples credit portfolio
Revenue Enhancements Significant revenue synergies have been identified, but are not yet included in the Pro Forma
Core Deposit Intangible $4.0 million or .94% of Peoples core deposits
Dividends Peoples dividend will be increased to $0.31 per quarter after close.  This will enable Penseco Shareholders to maintain their current dividend level.
I.  OVERVIEW OF THE MERGER – TRANSACTION ASSUMPTIONS

II.  COMPELLING FINANCIAL METRICS FOR BOTH SETS  OF SHAREHOLDERS
EPS accretion in first 12 months of operation net of transaction cost.  This does not yet include identified revenue synergies.
TBV dilution is less than five percent and is earned back within 12 to 24 months.
Penseco shareholders will receive 1.3636 shares of Peoples while maintaining same level of dividend.
Peoples shareholders receive dividend increase in excess of 30%.

Peoples Penseco Peoples/Penseco
Pro Forma (2)
Significant Increase in Size and Scale
Total Assets
(1)
$689 $920 $1,645
Total Loans
(1)
492 642 1,107
Total Deposits
(1)
597 733 1,329
Non-Interest Income as a % of
Revenue
(1)
16.20% 24.80% 22.54%
Efficiency Ratio (%)
(1)
53.67% 62.92% 52.8%
III.  FINANCIAL IMPACT OF THE MERGER
1. As of June 30, 2013
2. 90% cost save integration, no revenue synergies and pro forma excludes one-time merger charges.
3. First 12 months of operations.
$ in Millions
Key Performance Targets
(2) (3)
ROAA (%) 1.20 to 1.40
ROATCE (%) 13.00 to 14.00

IV.  STRATEGIC BENEFITS OF THE MERGER
Increased Size and Scale
Creates a leading $1.6 billion community bank in the Northeastern PA and
Binghamton, NY markets
Over $1.3 billion of pro forma deposits at a low cost
Increased scale can more easily absorb increasing regulatory and compliance cost
Combined company will have more earnings power after redundant costs are eliminated
Pro forma balance sheet is well positioned for a rising rate environment
Potential revenue synergies with no overlapping markets
Increased Potential to Capitalize on In-Organic Opportunities
16
th
largest bank by assets headquartered in Pennsylvania
Pro Forma TCE/TA of 10.40% at close of merger
Pro Forma indicates a strong liquidity profile
Merger leverages experienced management from both organizations

IV.  STRATEGIC BENEFITS OF THE MERGER (con’t)
Diverse Revenue Stream
Fiduciary Trust Department will have access to Marcellus Shale activity
Fee income best practices will be implemented by both companies
Merchant service margins should increase as merchants are moved to Penn
Security processing
Improved Shareholder Liquidity
Intend to list on NASDAQ or NYSE at or as soon as practical after merger
Pro Forma market capitalization of $225 million currently qualifies for inclusion on the Russell Indices
Potential increase in institutional ownership may improve volume and may stabilize value

Greene
Delaware
Chemung
Tioga
Broome
Ulster
Bradford
PA
Susquehanna
Sullivan
PA
Bradford
Susquehanna
Ulster
Wayne
Sullivan
Wyoming
Sullivan
Orange
NY
PA
Pike
Luzerne
Sussex
PA
Columbia
Monroe
Monroe
Carbon
Warren

Peoples Neighborhood Bank

Penn Security Bank

V.  STRATEGIC EXTENSION OF BANKING FRANCHISE
Franchise now extends from the heart of the Marcellus Shale into the largest population center in the region (Scranton/Wilkes-Barre), where the combined company will rank 4
th
in deposit market share.

VI.  BENEFITS FOR OUR REGION
Largest headquartered bank in NEPA –
expected to have $1.6 billion in pro
Major force in economic development for NEPA
Commerce - in 2012, the two companies collectively spent approximately
$8.5 million with 965 local companies.
Employees - the new company is expected to employ approximately 383 banking professionals.
Contributions – in 2012, the two companies combined contributed approximately $763,000 to local charities and nonprofit organizations.
Financing – in 2012, the two companies extended over $380 million in credit to local residents and business.

forma assets

VII.  TENTATIVE TIME FRAME
June 28, 2013 Definitive Agreement signed and announced
4
th
Quarter, 2013 Expected Regulatory approval
November 15, 2013 Peoples Financial Services Corp. Shareholders vote
November 21, 2013 Penseco Shareholders vote
4
th
Quarter, 2013 Merger transaction closed
April, 2014 Conversion completed

VIII.    A COMPELLING COMBINATION
Combined company has stronger financial metrics than either company on its own.
Creates sufficient size and scale to effectively compete.
Remains locally owned and community based.
Strong capital position and increased management depth provides means for additional inorganic opportunities.
Marcellus Shale provides potential for fiduciary revenue growth.
Combined company creates potential for increased shareholder liquidity.

Additional Information About the Merger:
Peoples Financial Services Corporation has filed a registration statement (Registration No. 333-190587) that includes a joint proxy statement/prospectus of Penseco Financial Services Corporation and Peoples Financial Services Corp.  The
parties have filed and will file other relevant documents concerning the proposed merger with the SEC.  WE URGE
INVESTORS TO READ THE FINAL PROXY STATEMENT/ PROSPECTUS, WHICH WAS FIRST MAILED TO
SHAREHOLDERS ON OR ABOUT OCTOBER 11, 2013, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED
WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN
THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors are able to obtain these documents free of charge at the SEC’s website,
http://www.sec.gov/.
In addition, documents filed with the SEC by Penseco Financial Services Corporation are available free of charge by written request to Mr. Patrick M. Scanlon, Senior Vice President, Finance Division Head, Penn Security Bank & Trust
Company, 150 North Washington Avenue, Scranton, Pennsylvania 18503 or oral request to Mr. Scanlon at (570)346-7741, extension 2316.
Documents filed with the SEC by Peoples Financial Services Corp., are available free of charge by written request to Mr.
Alan W. Dakey, President and CEO, or Mr. Scott A. Seasock, Senior Vice President and Chief Financial Officer, 82
Franklin Avenue, Hallstead, Pennsylvania 18822, or oral request to Mr. Dakey or Mr. Seasock at (570)879-0571.
This document is not an offer to sell shares of Peoples’ securities which may be issued in the proposed transaction.  Such securities are offered only by means of the joint proxy statement/prospectus referred to above.

IX. Questions and Answers QUESTIONS AND ANSWERS 15